UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No.     )*

CRISPR THERAPEUTICS AG

(Name of Issuer)

Common Stock, par value CHF 0.03 per share

(Title of Class of Securities)

H17182108

(CUSIP Number)

Versant Ventures IV, LLC

Robin L. Praeger

One Sansome Street, Suite 3630

San Francisco, CA 94104

415-801-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 24, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 71723F103		13D

1.	Name of Reporting Persons Versant Venture Capital IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,104,045 shares of common stock (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,104,045 shares of common stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,104,045 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 10.42% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by Versant Venture Capital IV, L.P. ("VVC IV"), Versant Side Fund IV, L.P. (“VSF IV”), Versant Venture Capital V, L.P. (“VVC V”), Versant Affiliates Fund V, L.P. (“VAF V”), Versant Ophthalmic Affiliates Fund I, L.P. (“VOA”) and Versant Venture Capital V (Canada) LP (“VVC CAN”).  Versant Ventures IV, LLC ("VV IV") is the sole general partner of VVC IV and VSF IV. Brian G. Atwood (“Atwood”), Samuel D. Colella (“Colella”), Ross A. Jaffe (“Jaffe”), William J. Link (“Link”), Rebecca B. Robertson (“Robertson”), Bradley Bolzon, Ph.D (“Bolzon”)., Charles M. Warden (“Warden”), Kirk G. Nielsen (“Nielsen”), Thomas Woiwode (“Woiwode”) and Robin L. Praeger (“Praeger”) are managing directors of VV IV. Versant Ventures V, LLC ("VV V") is the sole general partner of VVC V, VAF V and VOA. Colella, Link, Bolzon, Praeger, Nielsen and Woiwode are managing directors of VV V.  Versant Ventures V GP-GP (Canada), Inc. ("VV V CAN GP") is the sole general partner of Versant Ventures V (Canada), L.P. (“VV V CAN”, and, together with VVC IV, VSF IV, VV IV, VVC V, VV V, VAF V, VOA, VVC CAN, and VV V CAN GP, the “Reporting Persons”).  VV V CAN is the sole general partner of VVC CAN.  Colella, Link, Bolzon, Praeger, Nielsen and Woiwode are managing directors of VV V CAN GP.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) The shares are held by VVC IV. VV IV is the sole general partner of VVC IV and may be deemed to have voting and investment power over the securities held by VVC IV and as a result may be deemed to have beneficial ownership over such securities. Atwood, Colella, Jaffe, Link, Robertson, Bolzon, Warden, Nielsen, Woiwode and Praeger are managing directors of VV IV and share voting and dispositive power over the shares held by VVC IV; however, they each disclaim beneficial ownership of the shares held by VVC IV except to the extent of their pecuniary interests therein.

(3) This calculation is based upon 39,390,634 Common Shares outstanding, which includes 39,360,634 Common Shares outstanding immediately after the Issuer’s initial public offering (the “IPO”) and the concurrent private placement, as reported in the Issuer’s prospectus (Form 424B4) filed with the Securities and Exchange Commission (the “SEC”) on October 19, 2016.

CUSIP No. 71723F103		13D

1.	Name of Reporting Persons Versant Side Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 24,334 shares of common stock (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 24,334 shares of common stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,334 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0.06% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) The shares are held by VSF IV. VV IV is the sole general partner of VSF IV and may be deemed to have voting and investment power over the securities held by VSF IV and as a result may be deemed to have beneficial ownership over such securities. Atwood, Colella, Jaffe, Link, Robertson, Bolzon, Warden, Nielsen, Woiwode and Praeger are managing directors of VV IV and share voting and dispositive power over the shares held by VSF IV; however, they each disclaim beneficial ownership of the shares held by VSF IV except to the extent of their pecuniary interests therein.

(3) This calculation is based upon 39,390,634 Common Shares outstanding, which includes 39,360,634 Common Shares outstanding immediately after the Issuer’s initial public offering (the “IPO”) and the concurrent private placement, as reported in the Issuer’s prospectus (Form 424B4) filed with the Securities and Exchange Commission (the “SEC”) on October 19, 2016.

CUSIP No. 71723F103		13D

1.	Name of Reporting Persons Versant Ventures IV, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,128,379 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,128,379 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,128,379 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 10.48% (3)

14.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 4,104,045 shares held by VVC IV; and (ii) 24,334 shares held by VSF-IV.  Atwood, Colella, Jaffe, Link, Robertson, Bolzon, Warden, Nielsen, Woiwode and Praeger are managing directors of VV IV and share voting and dispositive power over the shares held by VVC IV and VSF IV; however, they each disclaim beneficial ownership of the shares held by VSF IV except to the extent of their pecuniary interests therein.

(3) This calculation is based upon 39,390,634 Common Shares outstanding, which includes 39,360,634 Common Shares outstanding immediately after the Issuer’s initial public offering (the “IPO”) and the concurrent private placement, as reported in the Issuer’s prospectus (Form 424B4) filed with the Securities and Exchange Commission (the “SEC”) on October 19, 2016.

1.	Name of Reporting Persons Versant Venture Capital V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,443,803 shares of common stock (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,443,803 shares of common stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,443,803 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 6.20% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by VVC V.  VV V is the sole general partner of VVC V and may be deemed to have voting and investment power over the securities held by VVC V. Colella, Link, Bolzon, Praeger, Nielsen and Woiwode are managing directors of VV V and share voting and dispositive power over the shares held by VVC V; however, they each disclaim beneficial ownership of the shares held by VVC V, except to the extent of their pecuniary interests therein.

(3) This calculation is based upon 39,390,634 Common Shares outstanding, which includes 39,360,634 Common Shares outstanding immediately after the Issuer’s initial public offering (the “IPO”) and the concurrent private placement, as reported in the Issuer’s prospectus (Form 424B4) filed with the Securities and Exchange Commission (the “SEC”) on October 19, 2016.

1.	Name of Reporting Persons Versant Affiliates Fund V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 71,700 shares of common stock (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 71,700 shares of common stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,700 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0.18% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by VAF V.  VV V is the sole general partner of VAF V and may be deemed to have voting and investment power over the securities held by VAF V. Colella, Link, Bolzon, Praeger, Nielsen and Woiwode are managing directors of VV V and share voting and dispositive power over the shares held by VAF V; however, they each disclaim beneficial ownership of the shares held by VAF V, except to the extent of their pecuniary interests therein.

(3) This calculation is based upon 39,390,634 Common Shares outstanding, which includes 39,360,634 Common Shares outstanding immediately after the Issuer’s initial public offering (the “IPO”) and the concurrent private placement, as reported in the Issuer’s prospectus (Form 424B4) filed with the Securities and Exchange Commission (the “SEC”) on October 19, 2016.

1.	Name of Reporting Persons Versant Ophthalmic Affiliates Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 79,478 shares of common stock (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 79,478 shares of common stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,478 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0.20% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by VOA.  VV V is the sole general partner of VOA and may be deemed to have voting and investment power over the securities held by VOA. Colella, Link, Bolzon, Praeger, Nielsen and Woiwode are managing directors of VV V and share voting and dispositive power over the shares held by VOA; however, they each disclaim beneficial ownership of the shares held by VOA, except to the extent of their pecuniary interests therein.

(3) This calculation is based upon 39,390,634 Common Shares outstanding, which includes 39,360,634 Common Shares outstanding immediately after the Issuer’s initial public offering (the “IPO”) and the concurrent private placement, as reported in the Issuer’s prospectus (Form 424B4) filed with the Securities and Exchange Commission (the “SEC”) on October 19, 2016.

1.	Name of Reporting Persons Versant Ventures V, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,594,981 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,594,981 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,594,981 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 6.59% (3)

14.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by VVC V, VAF and VOA.  VV V is the sole general partner of VVC V, VAF and VOA and may be deemed to have voting and investment power over the securities held by VVC V, VAF and VOA. Colella, Link, Bolzon, Praeger, Nielsen and Woiwode are managing directors of VV V and share voting and dispositive power over the shares held by VVC V, VAF and VOA; however, they each disclaim beneficial ownership of the shares held by VVC V, VAF and VOA except to the extent of their pecuniary interests therein.

(3) This calculation is based upon 39,390,634 Common Shares outstanding, which includes 39,360,634 Common Shares outstanding immediately after the Issuer’s initial public offering (the “IPO”) and the concurrent private placement, as reported in the Issuer’s prospectus (Form 424B4) filed with the Securities and Exchange Commission (the “SEC”) on October 19, 2016.

1.	Name of Reporting Persons Versant Venture Capital V (Canada) LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 185,987 shares of common stock (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 185,987 shares of common stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 185,987 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0.47% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by VVC CAN. VV V CAN GP is the sole general partner of VV V CAN and VV V CAN is the sole general partner of VVC CAN. Colella, Link, Bolzon, Praeger, Nielsen and Woiwode are managing directors of VV V CAN GP and share voting and dispositive power over the shares held by VVC CAN; however, they each disclaim beneficial ownership of the shares held by VVC CAN, except to the extent of their pecuniary interests therein.

(3) This calculation is based upon 39,390,634 Common Shares outstanding, which includes 39,360,634 Common Shares outstanding immediately after the Issuer’s initial public offering (the “IPO”) and the concurrent private placement, as reported in the Issuer’s prospectus (Form 424B4) filed with the Securities and Exchange Commission (the “SEC”) on October 19, 2016.

1.	Name of Reporting Persons Versant Ventures V GP-GP (Canada), Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 185,987 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 185,987 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 185,987 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0.47% (3)

14.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by VVC CAN. VV V CAN GP is the sole general partner of VV V CAN and VV V CAN is the sole general partner of VVC CAN. Colella, Link, Bolzon, Praeger, Nielsen and Woiwode are managing directors of VV V CAN GP and share voting and dispositive power over the shares held by VVC CAN; however, they each disclaim beneficial ownership of the shares held by VVC CAN, except to the extent of their pecuniary interests therein.

(3) This calculation is based upon 39,390,634 Common Shares outstanding, which includes 39,360,634 Common Shares outstanding immediately after the Issuer’s initial public offering (the “IPO”) and the concurrent private placement, as reported in the Issuer’s prospectus (Form 424B4) filed with the Securities and Exchange Commission (the “SEC”) on October 19, 2016.

1.	Name of Reporting Persons Versant Ventures V (Canada), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 185,987 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 185,987 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 185,987 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0.47% (3)

14.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by VVC CAN. VV V CAN GP is the sole general partner of VV V CAN and VV V CAN is the sole general partner of VVC CAN. Colella, Link, Bolzon, Praeger, Nielsen and Woiwode are managing directors of VV V CAN GP and share voting and dispositive power over the shares held by VVC CAN; however, they each disclaim beneficial ownership of the shares held by VVC CAN, except to the extent of their pecuniary interests therein.

(3) This calculation is based upon 39,390,634 Common Shares outstanding, which includes 39,360,634 Common Shares outstanding immediately after the Issuer’s initial public offering (the “IPO”) and the concurrent private placement, as reported in the Issuer’s prospectus (Form 424B4) filed with the Securities and Exchange Commission (the “SEC”) on October 19, 2016.

CUSIP No. 71723F103	13D

Explanatory Note:    This 13D relates to shares of Common Stock, CHF 0.03 par value per share (“Common Stock”), of CRISPR Therapeutics AG, a Switzerland corporation (the “Issuer”).

Item 1. Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value CHF 0.03 per share (the “Common Stock”) of CRISPR Therapeutics AG, a corporation organized under Swiss law. The address of the principal executive offices of the Issuer is Aeschenvorstadt 36, 4051 Basel, Switzerland. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.  Identity and Background

This Schedule 13D is filed by Versant Venture Capital IV, L.P. (“VVC IV”), Versant Side Fund IV, L.P. (“VSF IV”), Versant Venture Capital V, L.P. (“VVC V”), Versant Affiliates Fund V, L.P. (“VAF V”), Versant Ophthalmic Affiliates Fund I, L.P. (“VOA”) and Versant Venture Capital V (Canada) LP (“VVC CAN”).  Versant Ventures IV, LLC (“VV IV”) is the sole general partner of VVC IV and VSF IV. Brian G. Atwood (“Atwood”), Samuel D. Colella (“Colella”), Ross A. Jaffe (“Jaffe”), William J. Link (“Link”), Rebecca B. Robertson (“Robertson”), Bradley Bolzon, Ph.D (“Bolzon”)., Charles M. Warden (“Warden”), Kirk G. Nielsen (“Nielsen”), Thomas Woiwode (“Woiwode”) and Robin L. Praeger (“Praeger”) are managing directors of VV IV. Versant Ventures V, LLC (“VV V”) is the sole general partner of VVC V, VAF V and VOA. Colella, Link, Bolzon, Praeger, Nielsen and Woiwode are managing directors of VV V.  Versant Ventures V GP-GP (Canada), Inc. (“VV V CAN GP”) is the sole general partner of Versant Ventures V (Canada), L.P. (“VV V CAN”, and, together with VVC IV, VSF IV, VV IV, VVC V, VV V, VAF V, VOA, VVC CAN, and VV V CAN GP, the “Reporting Persons”).  VV V CAN is the sole general partner of VVC CAN.  Colella, Link, Bolzon, Praeger, Nielsen and Woiwode are managing directors of VV V CAN GP.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(a)                                 The principal business and principal business office of the Reporting Persons is Versant Ventures, One Sansome Street, Suite 3630, San Francisco, CA 94104.

(c)                                  The principal business of the Reporting Persons is venture capital investments.

(d)                                 During the last five years, none of the Reporting Persons has been has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Each of VVC IV, VSF IV, VV IV, VVC V, VAF V, VOA, VV V, VV V CAN GP, VV V CAN, are incorporated in the state of Delaware.  VVC CAN is incorporated in Ontario, Canada.

Item 3. Source and Amount of Funds or Other Consideration

VVC IV and VSF IV acquired (i) 440,001 shares of the Issuer’s Series A-1 Preferred Stock on November 5, 2013; and (ii) 3,120,001 shares of the Issuer’s Series A-2 Preferred Stock on May 6, 2014.  VVC V, VAF V, VVC CAN and VOA acquired (i) 2,518,835 shares of the Issuer’s Series A-3 Preferred Stock on April 14, 2015.  VVC IV, VSF IV, VVC V, VAF V, VVC CAN and VOA acquired 429,862 shares of the Issuer’s Series B Preferred Stock, at various times between May 4, 2015 and June 10, 2016.  Such shares of

Preferred Stock automatically converted to shares of Common Stock on a one-for-one basis upon the closing of the Issuer’s initial public offering without payment of consideration.   On October 24, 2016, VVC IV, VSF IV, VVC V and VVC CAN acquired 161,000 shares of Common Stock in the Issuer’s initial public offering at the price of $14.00 per share. For the purposes of the immediately preceding paragraph, all share amounts listed reflect a share split that was effected pursuant to the amendment of the Issuer’s articles of association that became effective upon registration in the Switzerland commercial register on July 27, 2016 and publication in the Swiss Official Gazette of Commerce on August 2, 2016.

The source of funds for the purchases of the Issuer’s securities was working capital of VVC IV, VSF IV, VVC V, VAF V, VVC CAN and VOA.

Item 4.         Purpose of Transaction

The Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of their investments and the Issuer.

None of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934 (the “Act”). The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.         Interest in Securities of the Issuer

The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of October 24, 2016:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
VVC IV	4,104,045	4,104,045	0	4,104,045	0	4,104,045	10.42%
VSF IV	24,334	24,334	0	24,334	0	24,334	0.06%
VV IV	0	0	4,128,379	0	4,128,379	4,128,379	10.48%
VVC V	2,443,803	2,443,803	0	2,443,803	0	2,443,803	6.20%
VAF V	71,700	71,700	0	71,700	0	71,700	0.18%
VOA	79,478	79,478	0	79,478	0	79,478	0.20%
VV V	0	0	2,594,981	0	2,594,981	2,594,981	6.59%
VVC CAN	185,987	185,987	0	185,987	0	185,987	0.47%
VV V CAN GP	0	0	185,987	0	185,987	185,987	0.47%
VV V CAN	0	0	185,987	0	185,987	185,987	0.47%

(1) This calculation is based upon 39,390,634 Common Shares outstanding, which includes 39,360,634 Common Shares outstanding immediately after the Issuer’s initial public offering (the “IPO”) and the concurrent private placement, as reported in the Issuer’s prospectus (Form 424B4) filed with the Securities and Exchange Commission (the “SEC”) on October 19, 2016.

(a)    Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(b)    No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(c)     Not applicable.

Item 7.                                             Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 2, 2016

Versant Venture Capital IV, L.P.

By: Versant Ventures IV, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Side Fund IV, L.P.

By: Versant Ventures III, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ventures IV, LLC

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Venture Capital V, L.P.

By: Versant Ventures V, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Affiliates Fund V, L.P.

By: Versant Ventures V, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ophthalmic Affiliates Fund I, L.P.

By: Versant Ventures V, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ventures V, LLC

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Venture Capital V (Canada) LP

By: Versant Ventures V (Canada), L.P.
Its: General Partner

By: Versant Ventures V GP-GP (Canada), Inc.
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Director

Exhibit 1

Joint Filing Agreement

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of CRISPR Therapeutics AG shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

November 2, 2016

Versant Venture Capital IV, L.P.

By: Versant Ventures IV, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Side Fund IV, L.P.

By: Versant Ventures III, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ventures IV, LLC

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Venture Capital V, L.P.

By: Versant Ventures V, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Affiliates Fund V, L.P.

By: Versant Ventures V, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ophthalmic Affiliates Fund I, L.P.

By: Versant Ventures V, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ventures V, LLC

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Venture Capital V (Canada) LP

By: Versant Ventures V (Canada), L.P.
Its: General Partner

By: Versant Ventures V GP-GP (Canada), Inc.
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Director